UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Centrue Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

15643B205
(CUSIP Number)

Capital Z Partners Centrue AIV, L.P. 142 West 57th Street New York, NY 10019 Attn: Craig A. Fisher Telephone: (212) 965-2328
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643B205
1	NAME OF REPORTING PERSONS Capital Z Partners Centrue AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,533,333*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,533,333*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON PN
* The information in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated by reference.

CUSIP No. 15643B205
1	NAME OF REPORTING PERSONS Capital Z Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,533,333*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,533,333*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON PN
* This page reflects beneficial ownership by Capital Z Partners III GP, L.P. in its capacity as general partner of Capital Z Partners Centrue AIV. L.P. The information in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated by reference.

CUSIP No. 15643B205
1	NAME OF REPORTING PERSONS Capital Z Partners III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,533,333*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,533,333*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON CO
* This page reflects beneficial ownership by Capital Z Partners III GP, Ltd. in its capacity as general partner of Capital Z Partners III GP, L.P. The information in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated by reference.

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2015 on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Centrue Financial Corporation, a Delaware corporation (the “Issuer”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.

Item 4.          Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On January 26, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Issuer will merge with and into a wholly owned subsidiary (“Merger Sub”) of Midland States Bancorp, Inc., an Illinois corporation (“Midland”). Pursuant to the Merger Agreement, the Reporting Persons will receive a combination of cash and Midland stock in return for their shares of Common Stock, as reported herein. In connection with the Merger Agreement, Midland and Merger Sub entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer’s directors and certain of its principal stockholders, including Cap Z Centrue (the record owner of the shares of Common Stock reported herein). Subject to the terms and conditions of the Voting Agreement, Cap Z Centrue and the other counterparties thereto have agreed to vote their shares of Common Stock in favor of the transactions contemplated by the Merger Agreement and against any competing transaction. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which was previously filed as Exhibit 10.1 to Form 8-K filed by the Issuer (File No. 001-37574) on January 26, 2017 and is incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(b) The responses set forth on Rows 7 through 13 of the cover pages of this statement on Schedule 13D are incorporated herein by reference. The Purchased Shares are held of record by Cap Z Centrue.

The aggregate number of shares of Common Stock that the Reporting Persons beneficially own, or may be deemed to beneficially own, is 1,533,333, representing approximately 23.5% of the outstanding shares of Common Stock (based on 6,513,694 shares outstanding as of November 9, 2016).

(c) None of the Reporting Persons has engaged in any transactions in shares of Common Stock in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

The information set forth in Item 4 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2017

Capital Z Partners Centrue AIV, L.P.

By:	Capital Z Partners III GP, L.P., its General Partner

By:	Capital Z Partners III GP, Ltd., its General Partner

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel

Capital Z Partners III GP, L.P.

By:	Capital Z Partners III GP, Ltd., its General Partner

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel

Capital Z Partners III GP, Ltd.

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel